
THE
NORTH WEST
COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

June 7, 2007

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. First Quarter Interim Financial Statements
4. Interim MD&A – First Quarter
5. News Release – First Quarter

If you require further information, please feel free to contact me. Thanks.

Yours truly,

M. Noakes for

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

dw 6/14






FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 5, 2007

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 5, 2007

"Léo P. Charrière"

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	**April 30 2007**	April 29 2006	January 31 2007
ASSETS			
Current assets			
Cash	**$ 33,388**	$ 22,939	$ 22,100
Accounts receivable	**62,821**	64,037	69,208
Inventories	**131,498**	125,812	128,455
Prepaid expenses	**5,627**	4,392	3,693
Future income taxes	**2,137**	2,013	2,708
Total Current Assets	**235,471**	219,193	226,164
Property and equipment	**185,802**	179,316	189,599
Other assets	**19,048**	18,230	19,690
Future income taxes	**7,095**	5,881	6,416
Total Assets	**$ 447,416**	$ 422,620	$ 441,869
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 33,896**	$ 30,669	$ 21,581
Accounts payable and accrued liabilities	**74,233**	58,912	77,624
Income taxes payable	**4,673**	5,123	3,287
Current portion of cross currency swap liability	**6,035**	-	-
Current portion of long-term debt	**14,249**	106	20,291
Total Current Liabilities	**133,086**	94,810	122,783
Long-term debt	**57,729**	83,312	65,631
Other long-term liabilities	**6,376**	1,306	1,425
Total Liabilities	**197,191**	179,428	189,839
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 3)	**(12,709)**	(10,132)	(11,493)
Contributed surplus (Note 4)	**690**	-	383
Retained earnings	**93,334**	84,192	93,253
Accumulated other comprehensive income (Note 5)	**3,705**	3,927	4,682
Total Equity	**250,225**	243,192	252,030
Total Liabilities and Equity	**$ 447,416**	$ 422,620	$ 441,869

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARN

(unaudited, $ in thousands)	89 Days Ended April 30 2007 (Note 1)	91 Days Ended April 29 2006 (Note 1)
SALES	$ 234,351	$ 213,691
Cost of sales, selling and administrative expenses	(212,749)	(193,502)
Net earnings before amortization, interest and income taxes	21,602	20,189
Amortization	(6,649)	(6,449)
	14,953	13,740
Interest	(1,649)	(1,666)
	13,304	12,074
Provision for income taxes	(2,497)	(2,307)
NET EARNINGS FOR THE PERIOD	$ 10,807	$ 9,767
Retained earnings, beginning of period		
as previously reported	93,253	83,133
Accounting policy changes (Note 2)	(83)	-
as restated	93,170	83,133
Distributions (Note 7)	(10,643)	(8,708)
RETAINED EARNINGS, END OF PERIOD	$ 93,334	$ 84,192
NET EARNINGS PER UNIT		
Basic	$ 0.23	$ 0.21
Diluted	$ 0.23	$ 0.20
Weighted Average Number of Units Outstanding (000's)		
Basic	47,603	47,478
Diluted	48,403	48,378

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	89 Days Ended April 30 2007 (Note 1)	91 Days Ended April 29 2006 (Note 1)
Net Earnings	$ 10,807	$ 9,767
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	(977)	(273)
Other comprehensive income (loss) (Note 5)	(977)	(273)
Comprehensive income	$ 9,830	$ 9,494

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	89 Days Ended April 30 2007 (Note 1)	91 Days Ended April 29 2006 (Note 1)
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 10,807	$ 9,767
Non-cash items		
Amortization	6,649	6,449
Future income taxes	(226)	(409)
Unit purchase loan plan compensation (Note 4)	307	-
Amortization of deferred financing costs	47	47
(Gain)/Loss on disposal of property and equipment	482	(15)
	18,066	15,839
Change in non-cash working capital	2,960	(3,437)
Change in other non-cash items	268	13
Operating activities	21,294	12,415
Investing Activities		
Business acquisition	-	(2,329)
Cash held in escrow	-	(2,521)
Purchase of property and equipment	(5,704)	(3,843)
Proceeds from disposal of property and equipment	107	63
Investing activities	(5,597)	(8,630)
Financing Activities		
Change in bank advances and short-term notes	12,308	3,641
Net purchase of units for unit purchase loan plan	(1,216)	(167)
Repayment of long-term debt	(20)	(21)
Distributions (Note 7)	(15,481)	(8,708)
Financing activities	(4,409)	(5,255)
NET CHANGE IN CASH	$ 11,288	$ (1,470)
Cash, beginning of period	22,100	21,888
Cash, end of period before cash held in escrow	33,388	20,418
Cash held in escrow	-	2,521
CASH, END OF PERIOD	$ 33,388	$ 22,939
Supplemental disclosure of cash paid for:		
Interest expense	$ 396	$ 355
Income taxes	$ 1,326	$ 1,326

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2006 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

The Fund has adopted a fixed fiscal year end of January 31 and accordingly has adopted a fixed calendar quarter end of April 30. The 2007 first quarter has 89 days of operations compared to 91 days in the first quarter last year.

2. Accounting Policy Changes

Financial Instruments - Recognition and Measurement, Financial Instruments - Disclosure and Presentation, Hedges, Comprehensive Income and Equity

Effective February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy have been applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 5) in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000 net of tax.

The Company initially recognizes all financial assets, financial liabilities and derivatives on the balance sheet at fair value. Subsequent to initial recognition, financial assets are measured at either cost, amortized cost or fair value depending on the type of instrument and any optional designations by the Company. Financial liabilities are subsequently measured at amortized cost or at fair value if they are classified as held for trading purposes. Derivative financial instruments are measured at fair value even when they are part of a hedging relationship. Any change in fair value of derivatives that do not qualify for hedge accounting is reported in earnings.

The Company has cross currency and interest rate swaps designated as fair value hedges that qualify for hedge accounting and as such, the swaps are documented and subjected to hedge effectiveness testing on a quarterly basis. To the extent that the hedging relationship is effective, a gain or loss arising from the hedged risk in a fair value hedge adjusts the carrying value of the hedged item and is reflected in earnings, offset by a change in fair value of the underlying derivative. The Company has designated a portion of the U.S. denominated senior notes in the amount of US$43 million as a hedge against the net investment in self-sustaining Alaskan operations. The gain or loss on the hedge of the net investment in Alaskan operations is accumulated in other comprehensive income and subsequently recognized in earnings when the hedged item affects earnings.

Section 3855 requires that derivatives embedded in financial and non-financial contracts be separated from the host contract and accounted for separately if certain conditions are met. In accordance with the transitional requirements of the standard, the Company has performed a search for embedded derivatives in contracts existing as of January 31, 2007 that were entered into after February 1, 2004. This requirement had no impact on the Company's financial statements.

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

	Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at April 30, 2007 ($ in thousands)	Carrying Value	Fair Value	Carrying Value
Cash	$ 33,388	$ 33,388	$ -
Accounts receivable	62,821	62,821	-
Financial assets included in other assets	5,125	5,125	-
Bank advances and short-term notes	(33,896)	(33,896)	-
Accounts payable and accrued liabilities	(74,233)	(74,233)	-
Current portion of cross currency swap liability	(6,035)	(6,035)	-
Current portion of long-term debt	(14,249)	(14,249)	-
Other long-term liabilities			
Interest rate swap liability	-	-	(366)
Cross currency swap liability	-	-	(4,482)
Long-term debt	(57,729)	(58,851)	-

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, accounts receivable, bank and other loans, accounts payable and accrued liabilities, the current portion of cross currency swap and the current portion of long-term debt.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Derivatives are valued based on closing market quotations.

As a result of adopting these new accounting standards, the Company recorded a credit to interest expense of $8,000 and a foreign exchange loss of $32,000 which is included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings for the 89 days ended April 30, 2007.

Risk Management

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, a system of internal and disclosure controls and sound operating practices. The Company manages exposure to interest rate risk and foreign currency risk on borrowings by using a combination of interest rate swaps, a mixture of fixed and floating rates and cross currency swaps. The Company is exposed to credit risk, primarily in relation to credit card accounts and accounts receivable from First Nations governments. The Company manages credit risk by performing regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

3. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 756,867 units (2006 - 918,789) of the Fund with a quoted value at April 30, 2007 of $15,554,000 (2006 - $12,514,000). Loans receivable at April 30, 2007 of $12,709,000 (2006 - $10,132,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

4. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation. The deferred unit plan compensation expense recorded for the 89 days ended April 30, 2007 is $201,000 (91 days ended April 29, 2006 - $0). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at April 30, 2007 is 29,213 (2006 - 0). There were no deferred units settled in cash during the period.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Security Based Compensation continued

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 3). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook.

The compensation cost related to the unit purchase loan plan for the 89 days ended April 30, 2007 is $307,000 (2006 - $0) with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

Expected life	3 to 5 years
Risk-free interest rate	4.1%
Expected volatility	25.7%

5. Accumulated other comprehensive income ($ in thousands)

	April 30 2007	April 29 2006	January 31 2007
Balance, beginning of period as previously reported	$ -	$ -	$ -
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	4,682	4,200	4,200
Restated balance, beginning of period	4,682	4,200	4,200
Other comprehensive income (loss)	(977)	(273)	482
Accumulated other comprehensive income, end of period	3,705	3,927	4,682
Retained earnings, end of period	93,334	84,192	93,253
Total accumulated other comprehensive income and retained earnings	97,039	88,119	97,935

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations.

6. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the 89 days ended April 30, 2007 is $1,000,000 (91 days ended April 29, 2006 - $900,000) . The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the 89 days ended April 30, 2007 of US$48,000 (91 days ended April 29, 2006 - US$41,000).

7. Distributions

The distributions paid in cash in the first quarter of $15,481,000 includes a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006. Distributions recorded in retained earnings in the first quarter were $10,643,000 which does not include the special distribution that was paid February 23, 2007.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Segmented Information ($ in thousands)

The Company operates within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	89 Days Ended April 30 2007 (Note 1)		91 Days Ended April 29 2006 (Note 1)	
Sales				
Canada	$	192,264	$	176,116
Alaska		42,087		37,575
Total	$	234,351	$	213,691
Net earnings before amortization, interest and income taxes				
Canada	$	18,522	$	17,405
Alaska		3,080		2,784
Total	$	21,602	$	20,189
Net earnings before interest and income taxes				
Canada	$	12,928	$	11,905
Alaska		2,025		1,835
Total	$	14,953	$	13,740
Identifiable Assets				
Canada	$	303,839	$	296,985
Alaska		63,142		60,294
Total	$	366,981	$	357,279

9. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

10. Future Accounting Standards

The CICA issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007:

Financial Instruments - Disclosures

Section 3862 describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance. The standard also requires disclosure of the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section compliments existing handbook section 3855, Financial Instruments - Recognition and Measurement, section 3863, Financial Instruments - Presentation, and section 3865 Hedges.

Financial Instruments - Presentation

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section compliments the existing handbook section 3861, Financial Instruments - Disclosure and Presentation.

Capital Disclosure

Section 1535 establishes standards for disclosing information about a Company's capital to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

The Company is currently evaluating the impact of these new standards on the consolidated financial statements and will adopt these standards commencing in fiscal 2008.

11. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.



2007 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2007 of $10.8 million, an increase of 10.7% over last year's first quarter earnings of $9.8 million. Diluted earnings per unit improved to $0.23 compared to $0.20 last year. The quarter had 89 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end.

Sales increased 9.7% to $234.4 million compared to the first quarter last year. On an equivalent 13-week basis, sales increased 11.7% and were up 6.0% on a same store basis. All of our banners across Canada and Alaska contributed to the sales gains in the quarter.

The Trustees have approved an increase in the quarterly distribution of 22.7% to $0.27 per unit to unitholders of record on June 30, 2007.

On behalf of the Trustees and the Board of Directors:

"I. Sutherland"

Ian Sutherland
Chairman

"Edward S. Kennedy"

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

First quarter consolidated sales increased 9.7% to $234.4 million compared to $213.7 million in 2006. The quarter had 89 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end. On an equivalent 13-week basis sales increased 11.7% and were up 6.0% on a same store basis. The impact of foreign exchange on the conversion of Alaska sales in the quarter was not significant. Food sales increased 10.2% and were up 7.0% on a same store basis. General merchandise sales improved by 8.4% mainly as a result of new stores in Canada and Alaska and were up 2.7% on a same store basis.

Cost of sales, selling and administrative expenses (expenses) increased 9.9% to $212.7 million and increased 23 basis points as a percentage to sales compared to the first quarter of 2006. On an equivalent 13-week basis expenses increased 11.8%. New and non-comparable store expenses accounted for approximately 55% of the increase. Higher energy related costs in our stores and increases in staff costs related to new pharmacy operations were partially offset by lower performance incentive plan expense and debt loss expense in our Canadian operations.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 7.0% to $21.6 million compared to $20.2 million in the first quarter last year. On an equivalent 13-week basis, trading profit increased 10.2% to $22.2 million and was 9.3% as a percentage of sales compared to 9.5% of sales in the first quarter last year. Sales growth in Canada and Alaska was the leading factor contributing to trading profit improvement in the quarter. Amortization expense increased $200,000 or 3.1% to $6.6 million. Amortization expense related to new stores accounted for the majority of the increase. Interest expense decreased 1.1% to $1.6 million as a result of lower average debt outstanding in the quarter. Income taxes increased 8.3% to $2.5 million due to higher earnings in Alaska and as a percentage of net earnings before tax decreased to 18.8% compared to 19.1% last year.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Net earnings increased $1.0 million or 10.7% to $10.8 million. Diluted earnings per unit improved to $0.23 compared to $0.20 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 9.2% to $192.3 million compared to $176.1 million last year. On an equivalent 13-week basis, sales increased 11.2% and were up 6.3% on a same store basis.

Food sales increased 9.6% in the quarter compared to last year and were up 7.7% on a same store basis. Food sales were strong in most categories with grocery, tobacco, snack foods and beverages generating the largest gains. Our continued focus on store brands and new, special buy items contributed to the sales increase. Inflation in northern Canada at approximately 4% was also a factor. General merchandise sales were up 8.5% over last year and were up 2.3% on a same store basis. Sales growth in ladies apparel, children's apparel and electronics were partially offset by sales decreases in toys, seasonal and transportation categories.

Gross profit dollars increased 8.2% led by strong sales growth as the gross profit rate decreased 26 basis points compared to the first quarter last year. More aggressive pricing in staple food categories like bread and milk contributed to the decrease in gross profit rate in the quarter. Operating expenses as a rate to sales increased by 21 basis points compared to the first quarter last year due to higher utility costs as energy related cost pressures continue in many of our northern markets. Increases in the minimum wage and a tight labour market for store employees also contributed to higher staff costs compared to the first quarter last year. Canadian trading profit increased 6.4% to $18.5 million or 9.6% of sales. On an equivalent 13-week basis, trading profit increased 9.6% and as a rate to sales was 9.7% compared to 9.9% in the first quarter last year.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 11.6% to $36.5 million compared to $32.7 million last year. On an equivalent 13-week basis, sales increased 13.2% and were up 4.0% on a same store basis.

Retail food sales increased 14.0% as a result of four stores acquired on Prince of Wales Island in the second quarter last year and same store sales gains of 3.4%. All categories had sales increases in the quarter with deli, beverages, bakery and non-food contributing the largest percentage increase over last year. Retail general merchandise sales were up 10.3% as a result of new stores and sales growth in existing markets and were up 7.0% on a same store basis. Sales in home furnishings, toys and seasonal, and electronics categories generated the largest increases over last year.

AC's gross profit dollars were up 13.7% driven by sales in higher margin categories and lower markdowns on general merchandise. Operating expenses increased 116 basis points as a percentage to sales due to higher staff costs and energy related expenses. Trading profit increased 10.2% to $2.7 million. On an equivalent 13-week basis, trading profit dollars increased 13.2% and as a rate to sales was 7.4% consistent with the first quarter last year.

FINANCIAL CONDITION

Financial Ratios
The Fund's debt-to-equity ratio at the end of the quarter was .47:1 compared to .47:1 last year. The debt-to-equity at January 31, 2007 was .43:1. The increase in debt levels compared to last year was offset by an increase in total equity due to higher earnings.

Working capital decreased $22.0 million compared to last year due to the increase in the current portion of long term debt of $14.2 million and the current portion of the cross currency swap liability of $6.0 million relating to a principal repayment due June 15, 2007. Increases in cash and inventory were offset by an increase in accounts payable and accrued liabilities. The increase in cash is due to the timing of deposits in transit and a decrease in outstanding cheques relating to the timing of payments of trade payables. The increase in inventory is due primarily to new stores in Canada and Alaska. Accounts payable and accrued liabilities were up from the prior year due to higher trade payables resulting from

the impact of the change in quarter end date.

Outstanding Units
On September 20, 2006, the Fund completed a three-for-one unit split. The weighted average basic units outstanding for the quarter were 47,603,000 compared to 47,478,000 last year on a split adjusted basis. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,403,000 compared to 48,378,000 last year on a split adjusted basis. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $21.3 million from $12.4 million last year. Cash provided by a positive change in non-cash working capital in the quarter was $3.0 million compared to a use of cash of $3.4 million last year. The $3.0 million in non-cash working capital is due primarily to a decrease in accounts receivable resulting from collection efforts in the quarter and a smaller decrease in accounts payable and accrued liabilities compared to the first quarter last year due to the impact of changing the quarter end. Cash flow from operations[1] increased $2.2 million to $18.1 million due primarily to higher net earnings resulting from strong sales growth.

Cash flow used in investing activities in the quarter decreased to $5.6 million from $8.6 million last year. The decrease in capital expenditures is due to the pharmacy and stores acquisitions that occurred in the first quarter last year.

Cash used in financing activities in the quarter was $4.4 million compared to $5.3 million last year. Distributions to unitholders and purchases under the unit purchase loan plan increased compared to the first quarter last year but was offset by an increase in bank advances and short-term notes.

Capital expenditures for 2007 are expected to be in the range of $39 million to $43 million reflecting the expected opening of ten new stores in Canada and Alaska, four new gas bars, pharmacy openings and major renovation activity in six stores. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, a long-term debt principal repayment due June 15, 2007, as well as all distributions for the year.

OTHER HIGHLIGHTS

- In 2007 the Company is celebrating its 20th anniversary as an independent retailer, dating back to its acquisition from The Hudson's Bay Company in 1987.
- A NorthMart store opened in Cross Lake, Manitoba on April 2, 2007, replacing a smaller Northern store.
- Northern stores opened in Tsiigehtchic, Northwest Territories on April 23, 2007 and in Pangnirtung, Nunavut on May 5, 2007.
- A Giant Tiger store opened in Lloydminster, Saskatchewan on May 26, 2007.

REORGANIZATION

On April 20, 2007, the Company received a favorable ruling from the Canada Revenue Agency on the second step of its reorganization. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by The North West Company Inc. will be transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. The completion of the second step, subject to receiving lender approvals, should be completed in the next 30 days.

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[1] See Non GAAP Measures Section of Management's Discussion & Analysis

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.27 per unit to unitholders of record on June 30, 2007 and distributable by July 15, 2007. This distribution represents a 22.7% increase over the previous quarterly distribution and reflects the estimated impact of the completion of the second step of the reorganization.

OUTLOOK

Food sales should remain strong in the next few quarters in all of our banners. General merchandise sales are trending positively due to more emphasis on seasonal and trend items. General merchandise sales should be positively impacted by the Indian Residential School Settlement payments expected to start flowing to claimants late in the third quarter and into the fourth quarter and an expected increase in the Alaska Permanent Fund Dividend.

QUARTERLY RESULTS OF OPERATIONS

In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 will be different from 2006. As noted below, the first quarter of 2007 had 89 days of operations compared to 91 days in the first quarter last year. The second and third quarter of 2007 will have 92 days of operations compared to 91 days of operations in the respective quarters in 2006. The fourth quarter of 2007 will have 92 days of operations compared to 95 days of operations in the fourth quarter last year. On an annual basis 2007 will have 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	89 days	91 days	95 days	91 days	91 days	91 days	91 days	91 days
($ in millions)	2007	2006	2006	2005	2006	2005	2006	2005
Sales	$234.4	$213.7	$262.5	$227.0	$236.1	$211.3	$232.6	$215.1
Trading profit	21.6	20.2	26.1	24.1	25.6	22.7	24.4	21.9
Net earnings	10.8	9.8	16.3	12.2	14.8	12.2	12.8	10.8
Net earnings per unit:								
Basic	0.23	0.21	0.34	0.25	0.31	0.26	0.27	0.23
Diluted	0.23	0.20	0.34	0.25	0.31	0.25	0.27	0.23

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of April 30, 2007 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended April 30, 2007 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Equity

As described in Note 2 of the 2007 first quarter consolidated financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251, "Equity". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The Company has adopted these new standards as of February 1, 2007 with the changes applied retroactively without restatement of comparative numbers, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 5 in the consolidated interim financial statements). Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

ACCOUNTING STANDARDS TO BE IMPLEMENTED IN 2008

The Canadian Institute of Chartered Accountants issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007. Section 3862, Financial Instruments – Disclosures, describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance. The standard also requires disclosure of the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section compliments existing handbook section 3855, Financial Instruments – Recognition and Measurement, section 3863, Financial Instruments – Presentation, and section 3865, Hedges.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. This section compliments the existing handbook section 3861, Financial Instruments – Disclosure and Presentation.

Section 1535, Capital Disclosure, establishes standards for disclosing information about a Company's capital to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

The Company is currently evaluating the impact of these new accounting standards on the consolidated financial statements and will adopt the standards commencing in fiscal 2008.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	First Quarter	
($ in thousands)	2007	2006
Net earnings	$ 10,807	$ 9,767
Add: Amortization	6,649	6,449
Interest expense	1,649	1,666
Income taxes	2,497	2,307
Trading profit	$ 21,602	$ 20,189

For trading profit information by business segment, refer to Note 8 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	First Quarter	
($ in thousands)	2007	2006
Cash flow from operating activities	$ 21,294	$ 12,415
Non-cash items:		
Change in other non-cash items	(268)	(13)
Change in non-cash working capital	(2,960)	3,437
Cash flow from operations	$ 18,066	$ 15,839

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to June 5, 2007.

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.





PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND ANNOUNCES HIGHER FIRST QUARTER EARNINGS AND A 22.7% DISTRIBUTION INCREASE

Winnipeg, June 5, 2007: North West Company Fund (the "Fund") today reported 2007 first quarter earnings of $10.8 million for the period ended April 30, 2007. The Fund also announces an increase in the quarterly distribution of 22.7% to $0.27 per unit to unitholders of record on June 30, 2007 and distributable by July 15, 2007.

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2007 of $10.8 million, an increase of 10.7% over last year's first quarter earnings of $9.8 million. Diluted earnings per unit improved to $0.23 compared to $0.20 last year. The quarter had 89 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end.

Sales increased 9.7% to $234.4 million compared to the first quarter last year. On an equivalent 13-week basis, sales increased 11.7% and were up 6.0% on a same store basis. All of our banners across Canada and Alaska contributed to the sales gains in the quarter.

The Trustees have approved an increase in the quarterly distribution of 22.7% to $0.27 per unit to unitholders of record on June 30, 2007.

"The quarter exceeded our sales expectations but was higher on the cost side as well," commented President & CEO Edward Kennedy. "Adjusting for a comparable number of days to last year, we are very pleased with our net earnings performance and we see the quarter as a good platform for improved margins through the next three quarters."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

First quarter consolidated sales increased 9.7% to $234.4 million compared to $213.7 million in 2006. The quarter had 89 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end. On an equivalent 13-week basis sales increased 11.7% and were up 6.0% on a same store basis. The impact of foreign exchange on the conversion of Alaska sales in the quarter was not significant. Food sales increased 10.2% and were up 7.0% on a same store basis. General merchandise sales improved by 8.4% mainly as a result of new stores in Canada and Alaska and were up 2.7% on a same store basis.

Cost of sales, selling and administrative expenses (expenses) increased 9.9% to $212.7 million and increased 23 basis points as a percentage to sales compared to the first quarter of 2006. On an equivalent 13-week basis expenses increased 11.8%. New and non-comparable store expenses accounted for approximately 55% of the increase. Higher energy related costs in our stores and increases in staff costs related to new pharmacy operations were partially offset by lower performance incentive plan expense and debt loss expense in our Canadian operations.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 7.0% to $21.6 million compared to $20.2 million in the first quarter last year. On an equivalent 13-week basis, trading profit increased 10.2% to $22.2 million and was 9.3% as a percentage of sales compared to 9.5% of sales in the first quarter last year. Sales growth in Canada and Alaska was the leading factor contributing to trading profit improvement in the quarter. Amortization expense increased $200,000 or 3.1% to $6.6 million. Amortization expense related to new stores accounted for the majority of the increase. Interest expense decreased 1.1% to $1.6 million as a result of lower average debt outstanding in the quarter. Income taxes increased 8.3% to $2.5 million due to higher earnings in Alaska and as a percentage of net earnings before tax decreased to 18.8% compared to 19.1% last year.

Net earnings increased $1.0 million or 10.7% to $10.8 million. Diluted earnings per unit improved to $0.23 compared to $0.20 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 9.2% to $192.3 million compared to $176.1 million last year. On an equivalent 13-week basis sales, increased 11.2% and were up 6.3% on a same store basis.

Food sales increased 9.6% in the quarter compared to last year and were up 7.7% on a same store basis. Food sales were strong in most categories with grocery, tobacco, snack foods and beverages generating the largest gains. Our continued focus on store brands and new, special buy items contributed to the sales increase. Inflation in northern Canada at approximately 4% was also a factor. General merchandise sales were up 8.5% over last year and were up 2.3% on a same store basis. Sales growth in ladies apparel, children's apparel and electronics were partially offset by sales decreases in toys, seasonal and transportation categories.

Gross profit dollars increased 8.2% led by strong sales growth as the gross profit rate decreased 26 basis points compared to the first quarter last year. More aggressive pricing in staple food categories like bread and milk contributed to the decrease in gross profit rate in the quarter. Operating expenses as a rate to sales increased by 21 basis points compared to the first quarter last year due to higher

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[1] See Non GAAP Measures Section of Management's Discussion & Analysis

utility costs as energy related cost pressures continue in many of our northern markets. Increases in the minimum wage and a tight labour market for store employees also contributed to higher staff costs compared to the first quarter last year. Canadian trading profit increased 6.4% to $18.5 million or 9.6% of sales. On an equivalent 13-week basis, trading profit increased 9.6% and as a rate to sales was 9.7% compared to 9.9% in the first quarter last year.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 11.6% to $36.5 million compared to $32.7 million last year. On an equivalent 13-week basis, sales increased 13.2% and were up 4.0% on a same store basis.

Retail food sales increased 14.0% as a result of four stores acquired on Prince of Wales Island in the second quarter last year and same store sales gains of 3.4%. All categories had sales increases in the quarter with deli, beverages, bakery and non-food contributing the largest percentage increase over last year. Retail general merchandise sales were up 10.3% as a result of new stores and sales growth in existing markets and were up 7.0% on a same store basis. Sales in home furnishings, toys and seasonal, and electronics categories generated the largest increases over last year.

AC's gross profit dollars were up 13.7% driven by sales in higher margin categories and lower markdowns on general merchandise. Operating expenses increased 116 basis points as a percentage to sales due to higher staff costs and energy related expenses. Trading profit increased 10.2% to $2.7 million. On an equivalent 13-week basis, trading profit dollars increased 13.2% and as a rate to sales was 7.4% consistent with the first quarter last year.

FINANCIAL CONDITION

Financial Ratios
The Fund's debt-to-equity ratio at the end of the quarter was .47:1 compared to .47:1 last year. The debt-to-equity at January 31, 2007 was .43:1. The increase in debt levels compared to last year was offset by an increase in total equity due to higher earnings.

Working capital decreased $22.0 million compared to last year due to the increase in the current portion of long term debt of $14.2 million and the current portion of the cross currency swap liability of $6.0 million relating to a principal repayment due June 15, 2007. Increases in cash and inventory were offset by an increase in accounts payable and accrued liabilities. The increase in cash is due to the timing of deposits in transit and a decrease in outstanding cheques relating to the timing of payments of trade payables. The increase in inventory is due primarily to new stores in Canada and Alaska. Accounts payable and accrued liabilities were up from the prior year due to higher trade payables resulting from the impact of the change in quarter end date.

Outstanding Units
On September 20, 2006, the Fund completed a three-for-one unit split. The weighted average basic units outstanding for the quarter were 47,603,000 compared to 47,478,000 last year on a split adjusted basis. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,403,000 compared to 48,378,000 last year on a split adjusted basis. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $21.3 million from $12.4 million last year. Cash provided by a positive change in non-cash working capital in the quarter was $3.0 million compared to a use of cash of $3.4 million last year. The $3.0 million in non-cash working capital is due primarily to a decrease in accounts receivable resulting from collection efforts in the quarter and a smaller decrease in accounts payable and accrued liabilities compared to the first quarter last year due to the impact of changing the quarter end. Cash flow from operations[1] increased $2.2 million to $18.1 million due primarily to higher net earnings resulting from strong sales growth.

Cash flow used in investing activities in the quarter decreased to $5.6 million from $8.6 million last year. The decrease in capital expenditures is due to the pharmacy and stores acquisitions that occurred in the first quarter last year.

Cash used in financing activities in the quarter was $4.4 million compared to $5.3 million last year. Distributions to unitholders and purchases under the unit purchase loan plan increased compared to the first quarter last year but was offset by an increase in bank advances and short-term notes.

Capital expenditures for 2007 are expected to be in the range of $39 million to $43 million reflecting the expected opening of ten new stores in Canada and Alaska, four new gas bars, pharmacy openings and major renovation activity in six stores. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, a long-term debt principal repayment due June 15, 2007, as well as all distributions for the year.

OTHER HIGHLIGHTS

- In 2007 the Company is celebrating its 20th anniversary as an independent retailer, dating back to its acquisition from The Hudson's Bay Company in 1987.
- A NorthMart store opened in Cross Lake, Manitoba on April 2, 2007, replacing a smaller Northern store.
- Northern stores opened in Tsiigehtchic, Northwest Territories on April 23, 2007 and in Pangnirtung, Nunavut on May 5, 2007.
- A Giant Tiger store opened in Lloydminster, Saskatchewan on May 26, 2007.

REORGANIZATION

On April 20, 2007, the Company received a favorable ruling from the Canada Revenue Agency on the second step of its reorganization. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by The North West Company Inc. will be transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. The completion of the second step, subject to receiving lender approvals, should be completed in the next 30 days.

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[1] See Non GAAP Measures Section of Management's Discussion & Analysis

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.27 per unit to unitholders of record on June 30, 2007 and distributable by July 15, 2007. This distribution represents a 22.7% increase over the previous quarterly distribution and reflects the estimated impact of the completion of the second step of the reorganization.

OUTLOOK

Food sales should remain strong in the next few quarters in all of our banners. General merchandise sales are trending positively due to more emphasis on seasonal and trend items. General merchandise sales should be positively impacted by the Indian Residential School Settlement payments expected to start flowing to claimants late in the third quarter and into the fourth quarter and an expected increase in the Alaska Permanent Fund Dividend.

QUARTERLY RESULTS OF OPERATIONS

In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 will be different from 2006. As noted below, the first quarter of 2007 had 89 days of operations compared to 91 days in the first quarter last year. The second and third quarter of 2007 will have 92 days of operations compared to 91 days of operations in the respective quarters in 2006. The fourth quarter of 2007 will have 92 days of operations compared to 95 days of operations in the fourth quarter last year. On an annual basis 2007 will have 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	89 days	91 days	95 days	91 days	91 days	91 days	91 days	91 days
($ in millions)	2007	2006	2006	2005	2006	2005	2006	2005
Sales	$234.4	$213.7	$262.5	$227.0	$236.1	$211.3	$232.6	$215.1
Trading profit	21.6	20.2	26.1	24.1	25.6	22.7	24.4	21.9
Net earnings	10.8	9.8	16.3	12.2	14.8	12.2	12.8	10.8
Net earnings per unit:								
Basic	0.23	0.21	0.34	0.25	0.31	0.26	0.27	0.23
Diluted	0.23	0.20	0.34	0.25	0.31	0.25	0.27	0.23

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure

controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of April 30, 2007 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended April 30, 2007 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Equity

As described in Note 2 of the 2007 first quarter consolidated financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251, "Equity". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The Company has adopted these new standards as of February 1, 2007 with the changes applied retroactively without restatement of comparative numbers, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 5 in the consolidated interim financial statements). Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

ACCOUNTING STANDARDS TO BE IMPLEMENTED IN 2008

The Canadian Institute of Chartered Accountants issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007. Section 3862, Financial Instruments – Disclosures, describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance. The standard also requires disclosure of the nature and extent of risks arising from financial instruments to which the Company is exposed and

how the Company manages those risks. This section compliments existing handbook section 3855, Financial Instruments – Recognition and Measurement, section 3863, Financial Instruments – Presentation, and section 3865, Hedges.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. This section compliments the existing handbook section 3861, Financial Instruments – Disclosure and Presentation.

Section 1535, Capital Disclosure, establishes standards for disclosing information about a Company's capital to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

The Company is currently evaluating the impact of these new accounting standards on the consolidated financial statements and will adopt the standards commencing in fiscal 2008.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	First Quarter	
($ in thousands)	2007	2006
Net earnings	$ 10,807	$ 9,767
Add: Amortization	6,649	6,449
Interest expense	1,649	1,666
Income taxes	2,497	2,307
Trading profit	$ 21,602	$ 20,189

For trading profit information by business segment, refer to Note 8 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	First Quarter 2007	2006
Cash flow from operating activities	$ 21,294	$ 12,415
Non-cash items:		
Change in other non-cash items	(268)	(13)
Change in non-cash working capital	(2,960)	3,437
Cash flow from operations	$ 18,066	$ 15,839

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to June 5, 2007.

Forward-Looking Statements
This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 203 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, and CFO, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance & Secretary, The North West Company
Phone (204) 934-1397; fax (204) 934-1455; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	April 30 2007	April 29 2006	January 31 2007
ASSETS			
Current assets			
Cash	$ 33,388	$ 22,939	$ 22,100
Accounts receivable	62,821	64,037	69,208
Inventories	131,498	125,812	128,455
Prepaid expenses	5,627	4,392	3,693
Future income taxes	2,137	2,013	2,708
Total Current Assets	235,471	219,193	226,164
Property and equipment	185,802	179,316	189,599
Other assets	19,048	18,230	19,690
Future income taxes	7,095	5,881	6,416
Total Assets	$ 447,416	$ 422,620	$ 441,869
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 33,896	$ 30,669	$ 21,581
Accounts payable and accrued liabilities	74,233	58,912	77,624
Income taxes payable	4,673	5,123	3,287
Current portion of cross currency swap liability	6,035	-	-
Current portion of long-term debt	14,249	106	20,291
Total Current Liabilities	133,086	94,810	122,783
Long-term debt	57,729	83,312	65,631
Other long-term liabilities	6,376	1,306	1,425
Total Liabilities	197,191	179,428	189,839
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 3)	(12,709)	(10,132)	(11,493)
Contributed surplus (Note 4)	690	-	383
Retained earnings	93,334	84,192	93,253
Accumulated other comprehensive income (Note 5)	3,705	3,927	4,682
Total Equity	250,225	243,192	252,030
Total Liabilities and Equity	$ 447,416	$ 422,620	$ 441,869

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	89 Days Ended April 30 2007 (Note 1)	91 Days Ended April 29 2006 (Note 1)
SALES	$ 234,351	$ 213,691
Cost of sales, selling and administrative expenses	(212,749)	(193,502)
Net earnings before amortization, interest and income taxes	21,602	20,189
Amortization	(6,649)	(6,449)
	14,953	13,740
Interest	(1,649)	(1,666)
	13,304	12,074
Provision for income taxes	(2,497)	(2,307)
NET EARNINGS FOR THE PERIOD	$ 10,807	$ 9,767
Retained earnings, beginning of period		
as previously reported	93,253	83,133
Accounting policy changes (Note 2)	(83)	-
as restated	93,170	83,133
Distributions (Note 7)	(10,643)	(8,708)
RETAINED EARNINGS, END OF PERIOD	$ 93,334	$ 84,192
NET EARNINGS PER UNIT		
Basic	$ 0.23	$ 0.21
Diluted	$ 0.23	$ 0.20
Weighted Average Number of Units Outstanding (000's)		
Basic	47,603	47,478
Diluted	48,403	48,378

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	89 Days Ended April 30 2007 (Note 1)	91 Days Ended April 29 2006 (Note 1)
Net Earnings	$ 10,807	$ 9,767
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	(977)	(273)
Other comprehensive income (loss) (Note 5)	(977)	(273)
Comprehensive income	$ 9,830	$ 9,494

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	89 Days Ended April 30 2007 (Note 1)	91 Days Ended April 29 2006 (Note 1)
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 10,807	$ 9,767
Non-cash items		
Amortization	6,649	6,449
Future income taxes	(226)	(409)
Unit purchase loan plan compensation (Note 4)	307	-
Amortization of deferred financing costs	47	47
(Gain)/Loss on disposal of property and equipment	482	(15)
	18,066	15,839
Change in non-cash working capital	2,960	(3,437)
Change in other non-cash items	268	13
Operating activities	21,294	12,415
Investing Activities		
Business acquisition	-	(2,329)
Cash held in escrow	-	(2,521)
Purchase of property and equipment	(5,704)	(3,843)
Proceeds from disposal of property and equipment	107	63
Investing activities	(5,597)	(8,630)
Financing Activities		
Change in bank advances and short-term notes	12,308	3,641
Net purchase of units for unit purchase loan plan	(1,216)	(167)
Repayment of long-term debt	(20)	(21)
Distributions (Note 7)	(15,481)	(8,708)
Financing activities	(4,409)	(5,255)
NET CHANGE IN CASH	$ 11,288	$ (1,470)
Cash, beginning of period	22,100	21,888
Cash, end of period before cash held in escrow	33,388	20,418
Cash held in escrow	-	2,521
CASH, END OF PERIOD	$ 33,388	$ 22,939
Supplemental disclosure of cash paid for:		
Interest expense	$ 396	$ 355
Income taxes	$ 1,326	$ 1,326

See accompanying notes to consolidated financial statements.

North West Company Fund 2007 First Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2006 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

The Fund has adopted a fixed fiscal year end of January 31 and accordingly has adopted a fixed calendar quarter end of April 30. The 2007 first quarter has 89 days of operations compared to 91 days in the first quarter last year.

2. Accounting Policy Changes

Financial Instruments - Recognition and Measurement, Financial Instruments - Disclosure and Presentation, Hedges, Comprehensive Income and Equity

Effective February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy have been applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 5) in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000 net of tax.

The Company initially recognizes all financial assets, financial liabilities and derivatives on the balance sheet at fair value. Subsequent to initial recognition, financial assets are measured at either cost, amortized cost or fair value depending on the type of instrument and any optional designations by the Company. Financial liabilities are subsequently measured at amortized cost or at fair value if they are classified as held for trading purposes. Derivative financial instruments are measured at fair value even when they are part of a hedging relationship. Any change in fair value of derivatives that do not qualify for hedge accounting is reported in earnings.

The Company has cross currency and interest rate swaps designated as fair value hedges that qualify for hedge accounting and as such, the swaps are documented and subjected to hedge effectiveness testing on a quarterly basis. To the extent that the hedging relationship is effective, a gain or loss arising from the hedged risk in a fair value hedge adjusts the carrying value of the hedged item and is reflected in earnings, offset by a change in fair value of the underlying derivative. The Company has designated a portion of the U.S. denominated senior notes in the amount of US$43 million as a hedge against the net investment in self-sustaining Alaskan operations. The gain or loss on the hedge of the net investment in Alaskan operations is accumulated in other comprehensive income and subsequently recognized in earnings when the hedged item affects earnings.

Section 3855 requires that derivatives embedded in financial and non-financial contracts be separated from the host contract and accounted for separately if certain conditions are met. In accordance with the transitional requirements of the standard, the Company has performed a search for embedded derivatives in contracts existing as of January 31, 2007 that were entered into after February 1, 2004. This requirement had no impact on the Company's financial statements.

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

As at April 30, 2007 ($ in thousands)	Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
	Carrying Value	Fair Value	Carrying Value
Cash	$ 33,388	$ 33,388	$ -
Accounts receivable	62,821	62,821	-
Financial assets included in other assets	5,125	5,125	-
Bank advances and short-term notes	(33,896)	(33,896)	-
Accounts payable and accrued liabilities	(74,233)	(74,233)	-
Current portion of cross currency swap liability	(6,035)	(6,035)	-
Current portion of long-term debt	(14,249)	(14,249)	-
Other long-term liabilities			
Interest rate swap liability	-	-	(366)
Cross currency swap liability	-	-	(4,482)
Long-term debt	(57,729)	(58,851)	-

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, accounts receivable, bank and other loans, accounts payable and accrued liabilities, the current portion of cross currency swap and the current portion of long-term debt.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Derivatives are valued based on closing market quotations.

As a result of adopting these new accounting standards, the Company recorded a credit to interest expense of $8,000 and a foreign exchange loss of $32,000 which is included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings for the 89 days ended April 30, 2007.

Risk Management

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, a system of internal and disclosure controls and sound operating practices. The Company manages exposure to interest rate risk and foreign currency risk on borrowings by using a combination of interest rate swaps, a mixture of fixed and floating rates and cross currency swaps. The Company is exposed to credit risk, primarily in relation to credit card accounts and accounts receivable from First Nations governments. The Company manages credit risk by performing regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

3. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 756,867 units (2006 - 918,789) of the Fund with a quoted value at April 30, 2007 of $15,554,000 (2006 - $12,514,000). Loans receivable at April 30, 2007 of $12,709,000 (2006 - $10,132,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

4. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation. The deferred unit plan compensation expense recorded for the 89 days ended April 30, 2007 is $201,000 (91 days ended April 29, 2006 - $0). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at April 30, 2007 is 29,213 (2006 - 0). There were no deferred units settled in cash during the period.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Security Based Compensation continued

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 3). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook.

The compensation cost related to the unit purchase loan plan for the 89 days ended April 30, 2007 is $307,000 (2006 - $0) with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

Expected life	3 to 5 years
Risk-free interest rate	4.1%
Expected volatility	25.7%

5. Accumulated other comprehensive income ($ in thousands)

	April 30 2007	April 29 2006	January 31 2007
Balance, beginning of period as previously reported	$ -	$ -	$ -
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	4,682	4,200	4,200
Restated balance, beginning of period	4,682	4,200	4,200
Other comprehensive income (loss)	(977)	(273)	482
Accumulated other comprehensive income, end of period	3,705	3,927	4,682
Retained earnings, end of period	93,334	84,192	93,253
Total accumulated other comprehensive income and retained earnings	97,039	88,119	97,935

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations.

6. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the 89 days ended April 30, 2007 is $1,000,000 (91 days ended April 29, 2006 - $900,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the 89 days ended April 30, 2007 of US$48,000 (91 days ended April 29, 2006 - US$41,000).

7. Distributions

The distributions paid in cash in the first quarter of $15,481,000 includes a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006. Distributions recorded in retained earnings in the first quarter were $10,643,000 which does not include the special distribution that was paid February 23, 2007.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Segmented Information ($ in thousands)

The Company operates within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	89 Days Ended April 30 2007 (Note 1)	91 Days Ended April 29 2006 (Note 1)
Sales		
Canada	$ 192,264	$ 176,116
Alaska	42,087	37,575
Total	$ 234,351	$ 213,691
Net earnings before amortization, interest and income taxes		
Canada	$ 18,522	$ 17,405
Alaska	3,080	2,784
Total	$ 21,602	$ 20,189
Net earnings before interest and income taxes		
Canada	$ 12,928	$ 11,905
Alaska	2,025	1,835
Total	$ 14,953	$ 13,740
Identifiable Assets		
Canada	$ 303,839	$ 296,985
Alaska	63,142	60,294
Total	$ 366,981	$ 357,279

9. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

10. Future Accounting Standards

The CICA issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007:

Financial Instruments - Disclosures

Section 3862 describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance. The standard also requires disclosure of the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section compliments existing handbook section 3855, Financial Instruments - Recognition and Measurement, section 3863, Financial Instruments - Presentation, and section 3865 Hedges.

Financial Instruments - Presentation

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section compliments the existing handbook section 3861, Financial Instruments - Disclosure and Presentation.

Capital Disclosure

Section 1535 establishes standards for disclosing information about a Company's capital to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

The Company is currently evaluating the impact of these new standards on the consolidated financial statements and will adopt these standards commencing in fiscal 2008.

11. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

END